                                               Filed pursuant to Rule 424 (b)(5)
                                               Registration No. 333-33545


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 15, 1997)

                                  $600,000,000
                           SIMON PROPERTY GROUP, L.P.
                       $300,000,000 6 3/4% NOTES DUE 2004
                       $300,000,000 7 1/8% NOTES DUE 2009

                             ----------------------

     We are offering two series of Notes. One series will bear interest at 6 3/4% per year and, unless we redeem them earlier, will mature on February 9, 2004. The other series will bear interest at 7 1/8% per year and, unless we redeem them earlier, will mature on February 9, 2009. We will pay interest on the Notes on February 9 and August 9 of each year, beginning August 9, 1999. We may redeem the Notes at any time before maturity.

     The Notes will be unsecured and will rank equally with all of our other unsecured senior indebtedness.

                             ----------------------

                                                                                PROCEEDS BEFORE
                                                                                  EXPENSES TO
                                             PUBLIC OFFERING    UNDERWRITING    SIMON PROPERTY
                                                PRICE(1)          DISCOUNT        GROUP, L.P.
                                             ---------------    ------------    ---------------
Per Note Due 2004..........................         99.728%             .6%            99.128%
Total......................................    $299,184,000      $1,800,000       $297,384,000
Per Note due 2009..........................         99.521%            .65%            98.871%
Total......................................    $298,563,000      $1,950,000       $296,613,000

     (1) Plus accrued interest from February 9, 1999, if settlement occurs after that date.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about February 9, 1999.

                             ----------------------

MERRILL LYNCH & CO.
        CHASE SECURITIES INC.
                 LEHMAN BROTHERS
                           J.P. MORGAN & CO.
                                  MORGAN STANLEY DEAN WITTER
                                         NATIONSBANC MONTGOMERY SECURITIES LLC
                                               SALOMON SMITH BARNEY
                                                     WARBURG DILLON READ LLC

                             ----------------------

          The date of this prospectus supplement is February 4, 1999.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUPPLEMENT
Simon Property Group, L.P. .................................   S-3
Use of Proceeds.............................................   S-3
Ratio of Earnings to Fixed Charges..........................   S-3
Description of Notes........................................   S-4
Underwriting................................................  S-11
Legal Matters...............................................  S-12

PROSPECTUS
Available Information.......................................     2
Incorporation of Certain Documents by Reference.............     3
The Operating Partnership...................................     4
Use of Proceeds.............................................     5
Ratios of Earnings to Fixed Charges.........................     5
Description of Debt Securities..............................     6
Plan of Distribution........................................    16
Legal Matters...............................................    17
Experts.....................................................    17

                             ----------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of their dates. Our business, financial condition, results of operations and prospects may have changed since then.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus contains "forward-looking statements" which relate to, without limitation, future economic performance, our plans and objectives for future operations and projections of revenue and other financial items, which can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The cautionary statements incorporated by reference from our periodic reports and other similar statements contained in this prospectus supplement identify important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

                           SIMON PROPERTY GROUP, L.P.

     Simon Property Group, L.P. (the "Operating Partnership") is a majority-owned subsidiary of Simon Property Group, Inc. (the "Company"). The Company is treated as a real estate investment trust or REIT for federal tax purposes. The Operating Partnership and the Company are engaged in the ownership, operation, management, leasing, acquisition, expansion and development of real estate properties, primarily regional malls and community shopping centers. The Operating Partnership and the Company were originally formed for the purpose of continuing the shopping center businesses of Melvin Simon, Herbert Simon, David Simon and certain of their affiliates and family members. Since then, the Operating Partnership and the Company have grown substantially by acquisition and merger, including significant mergers with Corporate Property Investors, Inc. and its paired-share affiliate in 1998 and with DeBartolo Realty Corporation in 1996. The Operating Partnership changed its name from "Simon DeBartolo Group, L.P." to "Simon Property Group, L.P." effective September 24, 1998. As of December 31, 1998, the Operating Partnership owned or held interests in 240 income-producing properties, which consisted of 152 regional malls, 77 community shopping centers, three specialty retail centers, five office and mixed-use properties and three value-oriented super-regional malls in 35 states. The Operating Partnership also owns interests in one regional mall, one value-oriented super regional mall, one specialty retail center and three community centers currently under construction.

     The Operating Partnership continuously evaluates potential acquisition opportunities of both single assets and portfolios and expects to pursue and consummate additional strategic acquisitions which management believes will serve the Operating Partnership's interests. The Operating Partnership is presently engaged in non-exclusive discussions concerning the acquisition of a portfolio of properties. The Operating Partnership has no definitive agreement with the portfolio's owner for this acquisition.

                                USE OF PROCEEDS

     The Operating Partnership will use the net proceeds from the offering of these Notes, which it expects to be $593.7 million, to repay $450 million under its acquisition facility, with remaining proceeds to be used to pay down its revolving credit facility or for working capital purposes. The $450 million payment represents the first installment of principal on the acquisition facility, which is due on June 24, 1999, and bore interest at an annual rate of 5.8% as of February 4, 1999. As of February 4, 1999, the outstanding amount of indebtedness under the revolving credit facility to be repaid with the proceeds from this offering bore interest at an annual rate of 5.8% and had an initial maturity of September 27, 1999, which can be extended for one year by the Operating Partnership.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the historical consolidated ratio of earnings to fixed charges of the Operating Partnership and its predecessors for the periods indicated.

      NINE MONTHS ENDED
        SEPTEMBER 30,                                YEAR ENDED DECEMBER 31,
  -------------------------    --------------------------------------------------------------------
     1998          1997           1997           1996          1995          1994          1993
  -----------   -----------    -----------    -----------   -----------   -----------   -----------
       1.48x         1.68x          1.68x          1.64x         1.67x         1.43x         3.36x(1)

---------------

(1) Prior to the commencement of business by SPG, L.P. (as defined in the accompanying prospectus) in December 1993, the predecessor of SPG, LP maintained a different ownership and equity structure. The operating properties of the predecessor of SPG, LP historically generated positive net cash flow. The financial statements of the predecessor of SPG, LP show net income for the period January 1, 1993 through December 19, 1993. The ratio of earnings to fixed charges for the period January 1, 1993 through December 19, 1993 was 1.11x.

     For purposes of computing the ratio of earnings to fixed charges, earnings have been calculated by adding fixed charges, excluding capitalized interest, to income (loss) from continuing operations including income from minority interests which have fixed charges, and including distributed operating income from unconsoli-dated joint ventures instead of income from unconsolidated joint ventures. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of each of the two series of Notes offered hereby supplements the description of the general terms and provisions of Debt Securities set forth in the accompanying prospectus under the caption "Description of Debt Securities."

GENERAL

     Each series of Notes is to be issued as a separate series of Debt Securities under the Indenture, which is more fully described in the accompanying prospectus. Certain terms used herein are defined in the accompanying prospectus.

     One series will bear interest at 6 3/4% per year and, unless redeemed earlier, will mature on February 9, 2004. The other series will bear interest at 7 1/8% per year and, unless redeemed earlier, will mature on February 9, 2009. The Operating Partnership will pay interest on each series of the Notes semi-annually in arrears on February 9 and August 9 of each year, commencing August 9, 1999, to the registered holders of the Notes on the preceding February 1 or August 1, as the case may be.

     Neither series of Notes is repayable at the option of any holder before maturity.

     The Notes will be issued as global Debt Securities. "See -- Global Securities" below. The Depository Trust Company, New York, New York or "DTC," will be the Depository with respect to the Notes. The Notes will be issued as fully registered securities in the name of Cede & Co. ("Cede"), DTC's partnership nominee, and will be deposited with DTC.

NO GUARANTEE BY SPG, LP

     The accompanying prospectus indicates that SPG, LP, a predecessor subsidiary of the Operating Partnership, would guarantee the payment of the Debt Securities. Effective December 31, 1997, SPG, LP was merged into the Operating Partnership. As a result, the Operating Partnership acquired all of the assets and partnership interests previously owned by SPG, LP and the obligations of SPG, LP as guarantor under the Indenture were terminated.

CERTAIN COVENANTS

     Limitations on Incurrence of Debt. The Operating Partnership will not, and will not permit any Subsidiary (as defined below) to, incur any Debt (as defined below), other than intercompany debt (representing Debt to which the only parties are the Company, the Operating Partnership and any of their Subsidiaries (but only so long as such Debt is held solely by any of the Company, the Operating Partnership and any Subsidiary) that is subordinate in right of payment to the Notes), if, immediately after giving effect to the incurrence of such additional Debt, the aggregate principal amount of all outstanding Debt would be greater than 60% of the sum of (i) the Operating Partnership's Adjusted Total Assets (as defined below) as of the end of the fiscal quarter prior to the incurrence of such additional Debt and (ii) any increase in Adjusted Total Assets from the end of such quarter including, without limitation, any pro forma increase from the application of the proceeds of such additional Debt.

     In addition the Operating Partnership will not, and will not permit any Subsidiary to, incur any Debt secured by any mortgage, lien, pledge, encumbrance or security interest of any kind upon any of the property of the Operating Partnership or any Subsidiary ("Secured Debt"), whether owned at the date of the Indenture or thereafter acquired, if, immediately after giving effect to the incurrence of such additional Secured Debt, the aggregate principal amount of all outstanding Secured Debt is greater than 55% of the sum of (i) the Operating Partnership's Adjusted Total Assets as of the end of the fiscal quarter prior to the incurrence of such additional Secured Debt and (ii) any increase in Adjusted Total Assets from the end of such quarter including, without limitation, any pro forma increase from the application of the proceeds of such additional Secured Debt.

     In addition, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Annualized EBITDA After Minority Interest to Interest Expense (in each case as defined below) for the period consisting of the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.75 to 1 on a pro forma basis after giving effect to the incurrence of such Debt and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred since the first day of such four-quarter period had been incurred, and the proceeds therefrom had been applied (to whatever purposes such proceeds had been applied as of the date of calculation of such ratio), at the beginning of such period, (ii) any other Debt that has been repaid or retired since the first day of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period), (iii) any income earned as a result of any assets having been placed in service since the end of such four-quarter period had been earned, on an annualized basis, during such period, and (iv) in the case of any acquisition or disposition by the Operating Partnership, any Subsidiary or any unconsolidated joint venture in which the Operating Partnership or any Subsidiary owns an interest, of any assets since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition and any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

     For purposes of these covenants which limit the incurrence of Debt, Debt is "incurred" whenever the Operating Partnership, any Subsidiary, or any unconsolidated joint venture, as the case may be, creates, assumes, guarantees or otherwise becomes liable for the Debt.

     Maintenance of Unencumbered Assets. The Operating Partnership must maintain Unencumbered Assets (as defined below) of not less than 150% of the aggregate outstanding principal amount of the Unsecured Debt (as defined below) of the Operating Partnership.

     As used herein:

     "Adjusted Total Assets" as of any date means the sum of (i) the amount determined by multiplying the sum of the shares of common stock of SPG Properties, Inc., a Maryland corporation ("SPG") issued in the initial public offering of SPG ("IPO") and the units of the Operating Partnership not held by SPG outstanding on the date of the IPO, by $22.25 (the "IPO Price"), (ii) the principal amount of the outstanding consolidated debt of SPG on the date of the IPO, less any portion applicable to minority interests, (iii) the Operating Partnership's allocable portion, based on its ownership interest, of outstanding indebtedness of unconsolidated joint ventures on the date of the IPO, (iv) the purchase price or cost of any real estate assets acquired (including the value, at the time of such acquisition, of any units of the Operating Partnership or shares of common stock of the Company or SPG issued in connection therewith) or developed after the IPO by the Operating Partnership or any Subsidiary, less any portion attributable to minority interests, plus the Operating Partnership's allocable portion, based on its ownership interest, of the purchase price or cost of any real estate assets acquired or developed after the IPO by any unconsolidated joint venture, (v) the value of the Merger compiled as the sum of
(a) the purchase price including all related closing costs and (b) the value of all outstanding indebtedness less any portion attributable to minority interests, including the Operating Partnership's allocable share, based on its ownership interest, of outstanding indebtedness of unconsolidated joint ventures at the Merger date, and (vi) working capital of the Operating Partnership; subject, however, to reduction by the amount of the proceeds of any real estate assets disposed of after the IPO by the Operating Partnership or any Subsidiary, less any portion applicable to minority interests, and by the Operating Partnership's allocable portion, based on its ownership interest, of the proceeds of any real estate assets disposed of after the IPO by unconsolidated joint ventures.

     "Annualized EBITDA" means earnings before interest, taxes, depreciation and amortization for all properties with other adjustments as are necessary to exclude the effect of items classified as extraordinary items in accordance with generally accepted accounting principles, adjusted to reflect the assumption that (i) any income earned as a result of any assets having been placed in service since the end of such period had been earned, on an annualized basis, during such period, and (ii) in the case of any acquisition or disposition by the Operating Partnership, any Subsidiary or any unconsolidated joint venture in which the Operating Partnership or any Subsidiary owns an interest, of any assets since the first day of such period, such acquisition or disposition and any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition.

     "Annualized EBITDA After Minority Interest" means Annualized EBITDA after distributions to third party joint venture partners.

     "Debt" means any indebtedness of the Operating Partnership and its Subsidiaries on a consolidated basis, less any portion attributable to minority interests, plus the Operating Partnership's allocable portion, based on its ownership interest, of indebtedness of unconsolidated joint ventures, in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments, as determined in accordance with generally accepted accounting principles, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Operating Partnership or any Subsidiary directly, or indirectly through unconsolidated joint ventures, as determined in accordance with generally accepted accounting principles, (iii) reimbursement obligations, contingent or otherwise, in connection with any letters of credit actively issued or amounts representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable, and (iv) any lease of property by the Operating Partnership or any Subsidiary as lessee which is reflected in the Operating Partnership's consolidated balance sheet as a capitalized lease or any lease of property by an unconsolidated joint venture as lessee which is reflected in such joint venture's balance sheet as a capitalized lease, in each case, in accordance with generally accepted accounting principles; provided, that Debt also includes, to the extent not otherwise included, any obligation by the Operating Partnership or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise, items of indebtedness of another person (other than the Operating Partnership or any Subsidiary) described in clauses (i) through (iv) above (or, in the case of any such obligation made jointly with another person, the Operating Partnership's or Subsidiary's allocable portion of such obligation based on its ownership interest in the related real estate assets).

     "Fixed Charges and Preferred Unit Distributions" consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs, including the Operating Partnership's pro rata share based on its ownership interest of joint venture interest costs, whether expensed or capitalized and the interest component of rental expense and amortization of debt issuance costs, plus any distributions on outstanding preferred units.

     "Interest Expense" includes the Operating Partnership's pro rata share of joint venture interest expense and is reduced by amortization of debt issuance costs.

     "Subsidiary" means a corporation, partnership, joint venture, limited liability company or other entity, a majority of the outstanding voting stock, partnership interests or membership interests, as the case may be, of which is owned or controlled, directly or indirectly, by the Operating Partnership or by one or more other Subsidiaries of the Operating Partnership and, for purposes of this definition, "voting stock" means stock having voting power for the election of directors, or trustees, as the case may be, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

     "Unencumbered Annualized EBITDA After Minority Interest" means Annualized EBITDA After Minority Interest less any portion thereof attributable to assets serving as collateral for Secured Debt.

     "Unencumbered Assets" as of any date shall be equal to Adjusted Total Assets as of such date multiplied by a fraction, the numerator of which is Unencumbered Annualized EBITDA After Minority Interest and the denominator of which is Annualized EBITDA After Minority Interest.

     "Unsecured Debt" means Debt which is not secured by any mortgage, lien, pledge, encumbrance or security interest of any kind.

     The accompanying prospectus includes a description of additional covenants that apply to the Notes. Generally, the covenants described in this prospectus supplement and the additional covenants described in the accompanying prospectus may not be waived unless the Holders of at least a majority in principal amount of all outstanding Notes consent to the waiver. The defeasance and covenant defeasance provisions of the Indenture described under "Description of Debt Securities -- Discharge" and "-- Defeasance and Covenant Defeasance" in the accompanying prospectus will apply to the Notes, including with respect to the covenants described in this prospectus supplement.

OPTIONAL REDEMPTION

     The Operating Partnership may redeem the Notes of either series at any time in whole or from time to time in part at a redemption price equal to the sum of 100% of the principal amount of the Notes being redeemed, accrued interest thereon to the redemption date, and the Make-Whole Amount, if any, with respect to such Notes. The Operating Partnership will, however, pay the interest installment due on the interest payment date which occurs on or before any redemption date to those holders of the Notes who were registered holders as of the close of business on the record date immediately preceding such interest payment date.

     If the Operating Partnership has given notice as provided in the Indenture and made funds available for the redemption of any Notes called for redemption on the redemption date referred to in such notice, such Notes will cease to bear interest on such redemption date and the only right of the holders of such Notes will be to receive payment of the redemption price.

     The Operating Partnership will give notice of any optional redemption of any Notes to holders of the Notes at their addresses, as shown in the security register for the Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the aggregate principal amount of the Notes to be redeemed.

     If the Operating Partnership chooses to redeem less than all of the Notes of a particular series, it will notify the Trustee at least 45 days prior to giving notice of redemption, or such shorter period as is satisfactory to the Trustee, of the series and aggregate principal amount of Notes to be redeemed and their redemption date. The Trustee shall select, in such manner as it shall deem fair and appropriate, Notes to be redeemed of such series in whole or in part.

     As used herein:

          "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment, of each dollar of principal being redeemed or paid and the amount of interest, exclusive of interest accrued to the date of redemption or accelerated payment, that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate, as determined on the third Business Day preceding the date such notice of redemption or accelerated payment is given, from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made to the date of redemption or accelerated payment, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

          "Reinvestment Rate" means, in connection with any optional redemption or accelerated payment of any Notes, the yield on treasury securities at a constant maturity corresponding to the remaining life (as of the date of redemption, and rounded to the nearest month) to maturity of the principal being redeemed as stated in the Notes (the "Treasury Yield") plus .25%. For purposes hereof, the Treasury Yield shall be equal to the arithmetic mean of the yields published in the Statistical Release under the heading "Week Ending" for "U.S. Government Securities -- Treasury Constant Maturities" with a maturity equal to such remaining life; provided, that if no published maturity exactly corresponds to such remaining life, then the Treasury Yield shall be interpolated or extrapolated on a straight-line basis from the arithmetic means of the yields for the next shortest and next longest published maturities, rounding each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury Yield in the above manner, then the Treasury Yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by the Operating Partnership.

          "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any required determination, then such other reasonably comparable index which shall be designated by the Operating Partnership.

          "Business Day" means any day, other than a Saturday or Sunday, on which banking institutions in New York, New York are open for business.

GLOBAL SECURITIES

     The Notes will be evidenced by one or more global certificates (the "Global Securities"), which will be deposited with, or on behalf of, DTC, and registered in the name of Cede, as DTC's nominee.

     Holders may hold their interests in any of the Global Securities directly through DTC, or indirectly through organizations which are participants in DTC ("Participants"). Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in immediately available funds.

     Holders who are not Participants may beneficially own interests in a Global Security held by DTC only through Participants, including certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly, and have indirect access to the DTC system ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of any Global Security, Cede for all purposes will be considered the sole holder of such Global Security. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered the holders thereof.

     Neither the Operating Partnership nor the Trustee (nor any registrar or paying agent) will have any responsibility for the performance by DTC or their Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Operating Partnership that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants whose accounts are credited with DTC interests in a Global Security.

     DTC has advised the Operating Partnership as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among Participants in deposited securities through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Certain of such Participants (or their representatives), together with other entities, own DTC. The rules applicable to DTC and its Participants are on file with the Commission.

     Purchases of Notes under the DTC system must be made by or through Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note (a "Beneficial Owner") is in turn to be recorded on the Participant's and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Participant or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for the Notes is discontinued.

     The deposit of Debt Securities with DTC and their registration in the name of Cede effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Participants whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the Global Security.

     Redemption notices shall be sent to Cede. If less than all of the principal amount of the Global Securities of the same series is being redeemed, DTC's practice is to determine by lot the amount of the interest of each Participant therein to be redeemed.

     Conveyance of notices and other communications by DTC to Participants, by Participants to Indirect Participants and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

     Principal, Make-Whole Amount and interest payments on the Notes will be made to DTC by wire transfer of immediately available funds. DTC's practice is to credit Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC or the Operating Partnership, subject to any statutory or regulatory requirements as may be in effect from time to time. Payments of principal, Make-Whole Amount and interest to DTC is the responsibility of the Operating Partnership, disbursement of such payments to Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Participants and Indirect Participants. Neither the Operating Partnership nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Operating Partnership. If DTC notifies the Operating Partnership that it is unwilling or unable to continue as depository for any Global Security or if at any time DTC ceases to be a clearing agency registered as such under the Exchange Act when DTC is required to be so registered to act as such depository and no successor depository shall have been appointed within 90 days of such notification or of the Operating Partnership becoming aware of DTC's ceasing to be so registered, as the case may be, certificates for the relevant Notes will be printed and delivered in exchange for interests in such Global Security. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for relevant Notes in authorized denominations registered in such names as DTC shall direct. It is expected that such instruction will be based upon directions received by DTC from its Participants with respect to ownership of beneficial interests in such Global Security.

     The Operating Partnership may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, certificates representing the Notes will be printed and delivered.

     The information in this section concerning DTC and DTC's book entry system has been obtained from sources that the Operating Partnership believes to be reliable, but the Operating Partnership does not take responsibility for the accuracy thereof.

SAME-DAY SETTLEMENT AND PAYMENT

     The underwriters will pay for the Notes in immediately available funds. The Operating Partnership will make all payments due on the Notes in immediately available funds so long as such Notes are in book-entry form.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the terms agreement and the related underwriting agreement, the Operating Partnership has agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Chase Securities Inc., Lehman Brothers Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, NationsBanc Montgomery Securities LLC, Salomon Smith Barney Inc. and Warburg Dillon Read LLC, as underwriters, and the underwriters have severally agreed to purchase, the respective principal amounts of each series of the Notes set forth opposite their names below. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that when such conditions are satisfied the underwriters will be obligated to purchase all of the Notes.

                                                              PRINCIPAL AMOUNT     PRINCIPAL AMOUNT
                                                              OF NOTES DUE 2004    OF NOTES DUE 2009
UNDERWRITER                                                   -----------------    -----------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    $153,000,000         $153,000,000
Chase Securities Inc. ......................................      21,000,000           21,000,000
Lehman Brothers Inc. .......................................      21,000,000           21,000,000
J.P. Morgan Securities Inc. ................................      21,000,000           21,000,000
Morgan Stanley & Co. Incorporated...........................      21,000,000           21,000,000
NationsBanc Montgomery Securities LLC.......................      21,000,000           21,000,000
Salomon Smith Barney Inc. ..................................      21,000,000           21,000,000
Warburg Dillon Read LLC.....................................      21,000,000           21,000,000
                                                                ------------         ------------
             Total..........................................    $300,000,000         $300,000,000
                                                                ============         ============

     The underwriters have advised the Operating Partnership that they propose initially to offer the Notes to the public at the applicable public offering price set forth on the cover of this prospectus supplement, and to certain dealers at such price less concessions not in excess of .35% of the aggregate principal amount of the Notes due 2004 and .4% of the aggregate principal amount of the Notes due 2009. The underwriters may allow, and such dealers may reallow, discounts not in excess of .25% of the aggregate principal amount of the Notes due 2004 and .25% of the aggregate principal amount of the Notes due 2009 to certain other dealers. After the initial public offering of the Notes, the public offering price, concession and discount may be changed.

     The Notes are new issues of securities with no established trading market. The Operating Partnership has been advised by the underwriters that they intend to make a market in the Notes, but are not obligated to do so and may discontinue market making at any time without notice. The Operating Partnership can give no assurance as to the liquidity of or any trading market for the Notes.

     In connection with the offering, the underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes. If the underwriters create a short position in the Notes of a particular series in connection with the offering, i.e., if they sell a greater aggregate principal amount of Notes of either series than is set forth on the cover of this prospectus supplement, the underwriters may reduce that short position by purchasing Notes of the particular series in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Operating Partnership nor any underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Operating Partnership nor any underwriter makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Operating Partnership has agreed to indemnify the several underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

     Certain of the underwriters and their affiliates have from time to time provided, and may continue to provide in the future, various investment banking, commercial banking and/or financial advisory services to the Company and the Operating Partnership, for which customary compensation has been and will be received. Affiliates of Chase Securities Inc., J.P. Morgan Securities Inc., NationsBanc Montgomery Securities LLC, Salomon Smith Barney and Warburg Dillon Read LLC are lead agents and/or lenders under the Operating Partnership's acquisition facility and revolving credit facility and will receive a portion of the proceeds of the offering in repayment of amounts outstanding under the acquisition facility and the revolving credit facility. Because more than ten percent of the net proceeds of the offering will be paid to affiliates of the underwriters, the offering will be made pursuant to the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. The Chase Manhattan Bank, which serves as the Trustee, is an affiliate of Chase Securities Inc.

     The Operating Partnership estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $250,000.

                                 LEGAL MATTERS

     The legality of the Notes and certain tax matters will be passed upon for the Operating Partnership by Baker & Daniels, Indianapolis, Indiana. Rogers & Wells LLP, New York, New York, will act as counsel to the underwriters.

PROSPECTUS

                                                      Simon DeBartolo Group Logo

                                 $1,000,000,000

                          SIMON DeBARTOLO GROUP, L.P.
                                Debt Securities
                            ------------------------

     Simon DeBartolo Group, L.P. (the "Operating Partnership") may from time to time offer in one or more series unsecured non-convertible investment grade debt securities ("Debt Securities") in an aggregate principal amount of up to $1 billion (or its equivalent in another currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement"). The Operating Partnership is a subsidiary of Simon DeBartolo Group, Inc. (the "Company") and is the Company's primary operating partnership. Simon Property Group, L.P., a Delaware limited partnership and a subsidiary partnership of the Operating Partnership, will guarantee (the "Guarantee") the due and punctual payment of the principal of, premium, if any, interest on, and any other amounts payable with respect to, the Debt Securities, when and as the same shall become due and payable, whether at a maturity date, on redemption, by declaration of acceleration or otherwise, and as set forth in the applicable Prospectus Supplement with respect to such Debt Securities.

     The specific terms of the Debt Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include a specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Operating Partnership or repayment at the option of the holder, terms for sinking fund payments, covenants and any initial public offering price.

     The applicable Prospectus Supplement will also contain information, where applicable, concerning material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Debt Securities covered by such Prospectus Supplement.

     The Debt Securities may be offered directly, through agents designated from time to time by the Operating Partnership, or to and through underwriters or dealers. If any agents, dealers or underwriters are involved in the sale of any of the Debt Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Debt Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such series of Debt Securities.

     The Debt Securities will be direct, unsecured obligations of the Operating Partnership and will, unless otherwise described in the applicable Prospectus Supplement, rank equally with all other unsecured and unsubordinated indebtedness of the Operating Partnership. On June 30, 1997, the total outstanding debt of the Operating Partnership, including its pro rata share of joint venture debt, was approximately $4,296 million, 79.6% of which was secured debt. Except as otherwise described in the applicable Prospectus Supplement, the Indenture pursuant to which the Debt Securities are issued does not limit the amount of other indebtedness of the Operating Partnership including secured debt.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                The date of this Prospectus is October 15, 1997.

     THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                             AVAILABLE INFORMATION

     The Operating Partnership is a subsidiary of Simon DeBartolo Group, Inc. (the "Company"). Simon Property Group, L.P. ("SPG, LP") is a subsidiary partnership of the Operating Partnership. The Company, the Operating Partnership and SPG, LP are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements (if applicable) and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company, the Operating Partnership and SPG, LP can be inspected and copied, at the prescribed rates, at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Chicago, Illinois 60661. The Company's Common Stock is traded on the New York Stock Exchange ("NYSE"). Reports and other information concerning the Company may be inspected at the principal office of the NYSE at 20 Broad Street, New York, New York 10005.

     The Company, the Operating Partnership and SPG, LP, will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents). Written requests for such copies should be addressed to National City Center, 115 West Washington Street, Suite 15 East, Indianapolis, Indiana 46204, Attn: Investor Relations, telephone number (317) 685-7330.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Operating Partnership and SPG, LP with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities and Guarantee offered hereby. This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto, in accordance with the rules and regulations of the Commission. For further information concerning the Operating Partnership, SPG, LP and the Debt Securities offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. The Commission maintains a World Wide Web Site (http://www.sec.gov) that contains such material regarding issuers that file electronically with the Commission. This Registration Statement has been so filed and may be obtained at such site. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents of the Operating Partnership and SPG, LP which have been filed with the Commission are hereby incorporated by reference in this Prospectus.

     1. The Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 1996;

     2. The Operating Partnership's Quarterly Reports on Form 10-Q for the calendar quarters ended March 31, 1997 and June 30, 1997;

     3. The Operating Partnership's Current Reports on Form 8-K filed May 16, 1997, July 22, 1997 as amended July 23, 1997, August 15, 1997, September 4, 1997, September 10, 1997 and September 15, 1997;

     4. SPG, LP's Annual Report on Form 10-K for the year ended December 31,
1996;

     5. SPG, LP's Quarterly Reports on Form 10-Q for the calendar quarters ended March 31, 1997 and June 30, 1997; and

     6. SPG, LP's Current Reports on Form 8-K filed on May 16, 1997, July 22, 1997, August 15, 1997 and September 10, 1997.

     The Exchange Act filing numbers of the Operating Partnership and SPG, LP are 333-11491 and 33-98364.

     Each document filed by the Operating Partnership and SPG, LP subsequent to the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to termination of the offering of all Debt Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (in the case of a statement in a previously-filed document incorporated or deemed to be incorporated by reference herein), in any accompanying Prospectus Supplement relating to a specific offering of Debt Securities or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

                           THE OPERATING PARTNERSHIP

     Simon DeBartolo Group, L.P. (the "Operating Partnership") is a subsidiary partnership of Simon DeBartolo Group, Inc. (the "Company") and is the primary operating partnership of the Company. The Company is a self-administered and self-managed real estate investment trust ("REIT"). Simon Property Group, L.P. ("SPG, LP" and together with the Operating Partnership, the "Partnerships") is a subsidiary partnership of the Operating Partnership. The Partnerships are engaged primarily in the ownership, development, management, leasing, acquisition and expansion of income producing properties, primarily regional malls and community shopping centers. On August 9, 1996, the Company acquired the national shopping center business of DeBartolo Realty Corporation ("DRC"), The Edward J. DeBartolo Corporation and their affiliates as the result of the merger (the "Merger") of DRC with a subsidiary of the Company. As a result of the Merger, the Portfolio Properties (as defined below) were expanded by 61 properties and the management resources of the merged entities were combined. Management believes that the Portfolio Properties, as measured in gross leasable area ("GLA"), constitute the largest and most geographically diverse portfolio of any publicly traded REIT in North America and that the Company's market capitalization is the largest of any publicly traded real estate company in North America.

     SPG, LP continues to hold interests in certain properties and is a party to various agreements binding on itself and on subsidiary partnerships of which it is the general partner. These agreements require the continued existence of SPG, LP. The consents necessary under these agreements to permit the combination of SPG, LP and the Operating Partnership were not obtained at the time of the Merger. To date, all of the required consents have been obtained. As a result thereof, it is currently expected that subsequent to the first anniversary of the date of the Merger, reorganizational transactions will be effected so that the Operating Partnership will directly own all of the assets and partnership interests now owned by SPG, LP. Prior to such proposed reorganizational transactions, holders of the Debt Securities to be offered hereby will not, as a result of the Guarantee, be structurally subordinated to holders of unsecured and unsubordinated indebtedness of SPG, LP, but will rank pari passu with them. After the proposed reorganizational transactions, holders of the Debt Securities will remain pari passu with holders of such indebtedness. However, there can be no assurance that such reorganizational transactions will be so effected.

     As of June 30, 1997, the Partnerships, owned or held interests in a diversified portfolio of 186 income producing properties (the "Portfolio Properties"), including 114 super-regional and regional malls, 65 community shopping centers, three specialty retail centers and four mixed-use properties located in 33 states; the Portfolio Properties contain an aggregate of approximately 114 million square feet of gross leasable area ("GLA"), of which approximately 68 million square feet is GLA owned by the Partnerships ("Owned GLA"); approximately 3,100 different retailers occupy approximately 12,000 stores in the Portfolio Properties; total estimated retail sales at the Portfolio Properties exceeded $16 billion in 1996; the Partnerships have interests in six properties under construction in the United States aggregating approximately four million square feet of GLA, and own land held for future development. The Partnerships, together with their affiliated management companies (collectively, the "Management Companies"), manage approximately 130 million square feet of GLA of retail and mixed-use properties.

     The Company is a general partner of the Operating Partnership and the sole general partner of SPG, LP. The other general partner of the Operating Partnership is SD Property Group, Inc. (the "Managing General Partner"). The Company owns a 99.9% interest in the Managing General Partner.

     As of June 30, 1997, the Operating Partnership and the Management Companies had approximately 5,700 employees. The Operating Partnership's executive offices are located at National City Center, 115 West Washington Street, Suite 15 East, Indianapolis, Indiana 46204, and its telephone number is (317) 636-1600.

                                USE OF PROCEEDS

     Except as otherwise provided in the applicable Prospectus Supplement, proceeds to the Operating Partnership from the sale of the Debt Securities offered hereby will be added to the working capital of the Operating Partnership and will be available for general purposes, which may include the repayment of indebtedness, the financing of capital commitments and possible future acquisitions associated with the continued expansion of the Partnerships' business.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the historical consolidated ratio of earnings to fixed charges of the Operating Partnership and its predecessors for the periods indicated.

      SIX MONTHS ENDED
          JUNE 30,                                   YEAR ENDED DECEMBER 31,
  -------------------------    --------------------------------------------------------------------
     1997          1996           1996           1995          1994          1993          1992
  -----------   -----------    -----------    -----------   -----------   -----------   -----------
      1.71x          1.54x          1.64x          1.67x         1.43x         3.36x(1)        --(1)

---------------

(1) Prior to the commencement of business by SPG, LP in December 1993, the predecessor of SPG, LP maintained a different ownership and equity structure. The operating properties of the predecessor of SPG, LP historically generated positive net cash flow. The financial statements of the predecessor of SPG, LP show net income for the period January 1, 1993 through December 19, 1993, and net losses for the year ended December 31, 1992. The ratio of earnings to fixed charges for the period January 1, 1993 through December 19, 1993 was 1.11x. As a consequence of the net losses for the year ended December 31, 1992, the computation of the ratio of earnings to fixed charges for 1992 indicates that earnings were inadequate to cover fixed charges by approximately $12.8 million.

     For purposes of computing the ratio of earnings to fixed charges, earnings have been calculated by adding fixed charges, excluding capitalized interest, to income (loss) from continuing operations including income from minority interests which have fixed charges, and including distributed operating income from unconsolidated joint ventures instead of income from unconsolidated joint ventures. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be issued under an Indenture dated as of November 26, 1996 (the "Indenture"), among the Operating Partnership, SPG, LP, as guarantor, and The Chase Manhattan Bank, as trustee. The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and is available for inspection at the corporate trust office of the trustee at 450 West 33rd Street, 15th Floor, New York, New York 10001, or as described above under "Available Information." The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder or in any Prospectus Supplement relating to the Indenture and the Debt Securities to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

     The Debt Securities to be offered hereby and in any applicable Prospectus Supplement will be "investment grade" securities, meaning at the time of the offering of such Debt Securities, at least one nationally recognized statistical rating organization (as defined in the Exchange Act) has rated such Debt Securities in one of its generic rating categories which signifies investment grade (typically the four highest rating categories, within which there may be subcategories or gradations indicating relative standing, signify investment grade). An investment grade rating is not a recommendation to buy, sell or hold securities, is subject to revision or withdrawal at any time by the assigning entity, and should be evaluated independently of any other rating.

GENERAL

     The Debt Securities will be direct, unsecured obligations of the Operating Partnership and, unless otherwise described in the applicable Prospectus Supplement, will rank equally with all other unsecured and unsubordinated indebtedness of the Operating Partnership. No partner (whether limited or general, including the Company and the Managing General Partner) of the Operating Partnership has any obligation for payment of principal of (and premium, if any) and interest, if any, on, or any other amount with respect to, the Debt Securities (Section 1602). At June 30, 1997, the total outstanding debt of the Operating Partnership, including its pro rata share of joint venture debt, was approximately $4,296 million, 79.6% of which was secured debt. Except as otherwise described in the applicable Prospectus Supplement, the Indenture does not limit the amount of other indebtedness of the Operating Partnership that may rank equally with or senior to the Debt Securities. The Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Managing General Partner, as the managing general partner of the Operating Partnership or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301).

     The Indenture provides that there may be more than one trustee (the "Trustee") thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee (Section 609), and, except as otherwise indicated herein, any action described herein to be taken by a Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

           (1) the title of such Debt Securities;

           (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

           (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon acceleration of the maturity thereof;

           (4) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

           (5) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

           (6) the date or dates, or the method for determining such date or dates, from which any interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which any such record date shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

           (7) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, such Debt Securities may be surrendered for registration of transfer or exchange and notices or demands to or upon the Operating Partnership in respect of such Debt Securities and the Indenture may be served;

           (8) the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, in whole or in part, at the option of the Operating Partnership, if the Operating Partnership is to have such an option;

           (9) the obligation, if any, of the Operating Partnership to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

          (10) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

          (11) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

          (12) the events of default or covenants of such Debt Securities, to the extent different from or in addition to those described herein;

          (13) whether such Debt Securities will be issued in certificated or book-entry form;

          (14) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof if other than $5,000, and any integral multiple thereof and the terms and conditions relating thereto;

          (15) the applicability, if any, of the defeasance and covenant defeasance provisions described herein, or any modification thereof;

          (16) if such Debt Securities are to be issued upon the exercise of debt warrants, the time, manner and place of such Debt Securities to be authenticated and delivered;

          (17) whether and under what circumstances the Operating Partnership will pay additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Operating Partnership will have the option to redeem such Debt Securities in lieu of making such payment;

          (18) with respect to any Debt Securities that provide for optional redemption or prepayment upon the occurrence of certain events (such as a change of control of the Operating Partnership), (i) the possible effects of such provisions on the market price of the Operating Partnership's securities or in deterring certain mergers, tender offers or other takeover attempts, and the intention of the Operating Partnership to comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws in connection with such provisions; (ii) whether the occurrence of the specified events may give rise to cross-defaults on other indebtedness such that payment on such Debt Securities may be effectively subordinated; and (iii) the existence of any limitation on the Operating Partnership's financial or legal ability to repurchase such Debt Securities upon the occurrence of such an event (including, if true, the lack of assurance that such a repurchase can be effected) and the impact, if any, under the Indenture of such a failure, including whether and under what circumstances such a failure may constitute an Event of Default; and

          (19) any other terms of such Debt Securities.

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon acceleration of the maturity thereof ("Original Issue Discount Securities"). If material or applicable, special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as described under "-- Merger, Consolidation or Sale" below or as may be set forth in any Prospectus Supplement, the Indenture does not contain any other provisions that would limit the ability of the Operating Partnership to incur indebtedness or that would afford holders of the Debt Securities protection in the event of (i) a highly leveraged or similar transaction involving the Operating Partnership, the Company or the management of the Company, or any affiliate of any such party, (ii) a change of control, or (iii) a reorganization, restructuring, merger or similar transaction involving the Operating Partnership that may adversely affect the holders of the Debt Securities. In addition, subject to the limitations set forth under "-- Merger, Consolidation or Sale," the Operating Partnership may, in the future, enter into certain transactions, such as the sale of all or substantially all of its assets or the merger or consolidation of the Operating Partnership, that would increase the amount of the Operating Partnership's indebtedness or substantially reduce or eliminate the Operating Partnership's assets, which may have an adverse effect on the Operating Partnership's ability to service its indebtedness, including the Debt Securities. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

     Reference is made to "-- Certain Covenants" below and to the description of any additional covenants with respect to a series of Debt Securities in the applicable Prospectus Supplement. Except as otherwise described in the applicable Prospectus Supplement, compliance with such covenants generally may not be waived with respect to a series of Debt Securities unless the Holders of at least a majority in principal amount of all outstanding Debt Securities of such series consent to such waiver, except to the extent that the defeasance and covenant defeasance provisions of the Indenture described under "-- Discharge" and "-- Defeasance and Covenant Defeasance" below apply to such series of Debt Securities. See "-- Modification of the Indenture."

     Debt Securities may be denominated and payable in a foreign currency or units of two or more foreign currencies or a composite currency or currencies. As more fully described in the applicable Prospectus Supplement, awards or judgments by a court in the United States in connection with a claim with respect to any Debt Securities denominated other than in United States dollars (or a judgment denominated other than in United States dollars in respect of such claims) may be converted into United States dollars at a rate of exchange prevailing on a date determined pursuant to applicable law.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series which are registered securities, other than registered securities issued in global form (which may be of any denomination), shall be issuable in denominations of $1,000 and any integral multiple thereof and the Debt Securities which are bearer securities, other than bearer securities issued in global form (which may be of any denomination), shall be issuable in denominations of $5,000 and any integral multiple thereof (Section
302).

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities in registered form will be payable at the corporate trust office of the Trustee, initially located at 450 West 33rd Street, 15th Floor, New York, New York 10001, provided that, at the option of the Operating Partnership, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the applicable Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 307 and 1002).

     Unless otherwise specified in the applicable Prospectus Supplement, any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security in registered form ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture (Section 307).

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for registration of transfer thereof at the corporate trust office of the Trustee referred to above. Every Debt Security surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Trustee or the Operating Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Operating Partnership with respect to any series of Debt Securities, the Operating Partnership may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Operating Partnership will be required to maintain a transfer agent in each place of payment for such series. The Operating Partnership may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

     Neither the Operating Partnership nor the Trustee shall be required (i) to issue, register the transfer of or exchange any Debt Security if such Debt Security may be among those selected for redemption during a period beginning at the opening of business 15 days before selection of the Debt Securities to be redeemed and ending at the close of business on (A) if such Debt Securities are issuable only as Registered Securities, the day of the mailing of the relevant notice of redemption and (B) if such Debt Securities are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if such Debt Securities are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption, or (ii) to register the transfer of or exchange any Registered Security so selected for redemption in whole or in part, except, in the case of any Registered Security to be redeemed in part, the portion thereof not to be redeemed, or (iii) to exchange any Bearer Security so selected for redemption except that, to the extent provided with respect to such Bearer Security, such Bearer Security may be exchanged for a Registered Security of that series and of like tenor, provided that such Registered Security shall be simultaneously surrendered for redemption, or (iv) to issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section
305).

MERGER, CONSOLIDATION OR SALE

     The Operating Partnership or the Guarantor may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) the Operating Partnership or the Guarantor, as the case may be, shall be the continuing entity, or the successor entity (if other than the Operating Partnership or the Guarantor) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Operating Partnership or the Guarantor, such successor entity or any Subsidiary as a result thereof as having been incurred by the Operating Partnership or the Guarantor, such successor entity or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803).

CERTAIN COVENANTS

     Existence. Except as permitted under "-- Merger, Consolidation or Sale" above, the Operating Partnership is required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (statutory and charter) and franchises; provided, however, that the Operating Partnership shall not be required to preserve any such right or franchise if it determines that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities (Section 1006).

     Maintenance of Properties. The Operating Partnership is required to cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and to cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Operating Partnership may be necessary so that the business carried on in connection therewith may be properly conducted at all times; provided, however, that the Operating Partnership and its subsidiaries shall not be prevented from selling or otherwise disposing for value their respective properties in the ordinary course of business (Section 1007).

     Insurance. The Operating Partnership is required to, and is required to cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value (subject to reasonable deductibles determined from time to time by the Operating Partnership) with financially sound and reputable insurance companies (Section
1008).

     Payment of Taxes and Other Claims. The Operating Partnership is required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon its income, profits or property or that of any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Operating Partnership or any Subsidiary; provided, however, that the Operating Partnership shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section
1009).

     Provision of Financial Information. The Holders of Debt Securities will be provided with copies of the annual reports and quarterly reports of the Operating Partnership. Whether or not the Operating Partnership is subject to Section 13 or 15(d) of the Exchange Act and for so long as any Debt Securities are outstanding, the Operating Partnership will, to the extent permitted under the Exchange Act, be required to file with the Commission the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to such Section 13 or 15(d) (the "Financial Statements") if the Operating Partnership were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Operating Partnership would have been required so to file such documents if the Operating Partnership were so subject. The Operating Partnership will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports which the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections and (y) if filing such documents by the Operating Partnership with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1010).

     Additional Covenants. Any additional or different covenants of the Operating Partnership with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its Maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Operating Partnership contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), such default having continued for 60 days after written notice as provided in the Indenture; (e) default in the payment of an aggregate principal amount exceeding $30,000,000 of any recourse indebtedness of the Operating Partnership, however evidenced, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled within 10 days after written notice as provided in the Indenture; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Operating Partnership or any Significant Subsidiary or any of their respective property; and (g) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501).

     If an Event of Default under the Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series of the Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Operating Partnership (and to the Trustee if given by the Holders); provided, that in the case of an Event of Default described under paragraph (f) of the preceding paragraph, acceleration is automatic. However, at any time after such acceleration with respect to Debt Securities of such series has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series may rescind and annul such acceleration and its consequences if (a) the Operating Partnership shall have deposited with the Trustee all amounts due otherwise than on account of such declaration, plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the non-payment of accelerated principal of the Debt Securities of such series, have been cured or waived as provided in the Indenture (Section 502). The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

     The Trustee will be prepared to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture unless such default has been cured or waived; provided, however, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if a trust committee of Responsible Officers of the Trustee consider such withholding to be in the interest of such Holders (Section 601).

     The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof (Section 508).

     Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holders of any series of Debt Securities then Outstanding under the Indenture, unless such Holders shall have offered to the Trustee thereunder reasonable security or indemnity (Section
602). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee with respect to the Debt Securities of such series. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512).

     Within 120 days after the close of each fiscal year, each of the Operating Partnership and the Guarantor must deliver to the Trustee a certificate, signed by one of several specified officers of the Operating Partnership or the Guarantor, as the case may be, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof (Section 1011).

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture will be permitted to be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities which are affected by such modification or amendment (voting as one class); provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby: (a) change the Stated Maturity of the principal of, or premium (if any) or any installment of interest on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon acceleration of the maturity thereof or that would be provable in bankruptcy, or adversely affect any right of repayment at the option of the holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage in principal amount of Outstanding Debt Securities necessary to modify or amend the Indenture, reduce the percentage of Outstanding Debt Securities of any series necessary to waive compliance with certain provisions thereof or certain defaults and consequences thereunder, or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the percentage required to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 902).

     The Indenture provides that the Holders of not less than a majority in principal amount of a series of Outstanding Debt Securities have the right to waive compliance by the Operating Partnership with certain covenants relating to such series of Debt Securities in the Indenture (Section 1013).

     Modifications and amendments of the Indenture will be permitted to be made by the Operating Partnership and the Guarantor, and the Trustee without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to the Operating Partnership or the Guarantor as obligor under the Indenture; (ii) to add to the covenants of the Operating Partnership or the Guarantor for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Operating Partnership in the Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, to change or eliminate any restrictions on payment of the principal of or premium or interest on Debt Securities, to modify the provisions relating to global Debt Securities, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision or such amendment shall not apply to any then Outstanding Debt Security; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series in any material respect; or (x) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

     The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a foreign currency that shall be deemed Outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above) of such Debt Security, (iii) the principal amount of an Indexed Security that shall be deemed Outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to the Indenture, and (iv) Debt Securities owned by the Operating Partnership or any other obligor upon the Debt Securities or any affiliate of the Operating Partnership or of such other obligor shall be disregarded (Section 101).

     The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series issuable, in whole or in part, as Bearer Securities (Section 1501). A meeting will be permitted to be called at any time by the Trustee, and also, upon request, by the Operating Partnership or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture (Section
1502). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present will be permitted to be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, then with respect to such action (and only such action) the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504).

     Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and
(ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section
1504).

DISCHARGE

     The Operating Partnership may discharge certain obligations to Holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401).

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides that, if the provisions of Article Fourteen are made applicable to the Debt Securities of or within any series pursuant to Section 301 of the Indenture, the Operating Partnership or the Guarantor may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402) or (b) to be released from its obligations with respect to such Debt Securities under Sections 1006 to 1010, inclusive, of the Indenture (including the restrictions described under "-- Certain Covenants" above) and its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by the Operating Partnership or the Guarantor, as the case may be, with the Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor (Section 1404).

     Such a trust will only be permitted to be established if, among other things, the Operating Partnership or the Guarantor, as the case may be, has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture (Section 1404).

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligations or a specific payment of interest on or principal of any such Government Obligations held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101).

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Operating Partnership or the Guarantor, as the case may be, has deposited funds or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into a currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such Conversion Event based on the applicable market exchange rate (Section 1405). "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Community or (iii) any currency unit (or composite currency) other than the ECU for the purposes for which it was established (Section 101). Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

     In the event the Operating Partnership or the Guarantor effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "-- Events of Default, Notice and Waiver" with respect to Sections 1006 to 1010, inclusive, of the Indenture (which sections would no longer be applicable to such Debt Securities) or described in clause (g) under "-- Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Operating Partnership would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above with respect to the Debt Securities of or within a particular series.

THE GUARANTEE

     The Indenture provides that SPG, LP will, and as further set forth in detail in the applicable Prospectus Supplement, guarantee (the "Guarantee") the due and punctual payment of the principal of, premium, if any, interest on, and any other amounts payable with respect to, the Debt Securities, when and as the same shall become due and payable, whether at a maturity date, on redemption, by declaration of acceleration or otherwise in accordance with the terms of the Debt Securities and the Indenture (Section 1701). The Indenture provides that
(i) the Trustee may exercise its rights thereunder on behalf of the Holders and
(ii) SPG, LP shall covenant that it shall take no action which would cause the Operating Partnership to violate any covenant, agreement or any other condition thereunder (Section 1705). The Guarantee will terminate upon the consummation of the reorganizational transactions pursuant to which the Operating Partnership is expected to own directly all of the assets and partnership interest then owned by SPG, LP (Section 1706). However, there can be no assurance that such reorganizational transactions will be so effected. See "The Operating Partnership." No partner (whether limited or general, including the Company) of SPG, LP will have any obligation for any obligations of SPG, LP under the Guarantee (Section 1707).

     In the absence of the Guarantee, Holders of the Debt Securities will have no claims, with regards to any payments in connection with the Debt Securities against the assets of SPG, LP or the assets of any other Subsidiary of the Operating Partnership. Any such claim that such Holders may make will have to be made indirectly through the equity interest that the Operating Partnership has in SPG, LP (or other Subsidiaries), and will thus be structurally subordinated to the claims of creditors of SPG, LP (or other Subsidiaries). As a result of the Guarantee, Holders of the Debt Securities, upon exercising their rights with respect to the Guarantee against SPG, LP, will be considered creditors of SPG, LP and their claims will rank pari passu with those of unsecured and unsubordinated creditors of SPG, LP and will not be structurally subordinated to such creditors.

MISCELLANEOUS

     No Conversion Rights. The Debt Securities will not be convertible into or exchangeable for any capital stock of the Company or equity interest in the Operating Partnership.

     Global Securities. The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                              PLAN OF DISTRIBUTION

     The Operating Partnership may sell the Debt Securities to or through underwriters, and also may sell the Debt Securities directly to one or more other purchasers or through agents. The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     The Prospectus Supplement will set forth terms of the offering of the Debt Securities, including (i) the name of any underwriters or agents with whom the Operating Partnership has entered into arrangements with respect to the sale or issuance of Debt Securities, (ii) the initial public offering or purchase price of the Debt Securities, (iii) any underwriting discounts, commissions and other items constituting underwriter's compensation from the Operating Partnership and any other discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers, (iv) any commissions paid to any agents and
(v) the net proceeds to the Operating Partnership. In connection with the sale of Debt Securities, underwriters may receive compensation from the Operating Partnership or from purchasers of Debt Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Operating Partnership, and any profit on the resale of Debt Securities they realize, may be deemed to be underwriting discounts and commissions under the Securities Act.

     Under agreements the Operating Partnership may enter into, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Operating Partnership against certain liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Operating Partnership in the ordinary course of business.

     Unless otherwise set forth in the Prospectus Supplement relating to the issuance of Debt Securities, the obligations of the underwriters to purchase such Debt Securities will be subject to certain conditions precedent and each of the underwriters with respect to such Debt Securities will be obligated to purchase all of the Debt Securities allocated to it if any such Debt Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If so indicated in the applicable Prospectus Supplement, the Operating Partnership will authorize underwriters or other persons acting as the Operating Partnership's agents to solicit offers by certain institutions to purchase Debt Securities from the Operating Partnership pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Operating Partnership. The obligations of any purchaser under any such contract will be subject only to the condition that the purchase of the Debt Securities shall not at any time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL MATTERS

     The validity of each issue of the Debt Securities will be passed upon for the Operating Partnership by Baker & Daniels, Indianapolis, Indiana. Baker & Daniels will also pass upon certain tax matters. Rogers & Wells, New York, New York, will act as counsel to any underwriters, dealers or agents.

                                    EXPERTS

     The audited financial statements and schedules incorporated by reference in the Registration Statement of which this Prospectus is a part have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

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                                  $600,000,000

                           SIMON PROPERTY GROUP, L.P.

                 $300,000,000 6 3/4% NOTES DUE FEBRUARY 9, 2004

                 $300,000,000 7 1/8% NOTES DUE FEBRUARY 9, 2009

                       ----------------------------------

                             PROSPECTUS SUPPLEMENT
                       ----------------------------------

                              MERRILL LYNCH & CO.
                             CHASE SECURITIES INC.
                                LEHMAN BROTHERS
                               J.P. MORGAN & CO.
                           MORGAN STANLEY DEAN WITTER
                     NATIONSBANC MONTGOMERY SECURITIES LLC
                              SALOMON SMITH BARNEY
                            WARBURG DILLON READ LLC

                                FEBRUARY 4, 1999

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